SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       Commission File Number: 33-15097-D

                                   FORM 12b-25

                           Notification of Late Filing



                                  (Check One):

 [ ] Form  10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q  [ ] Form N-SAR

        For Period Ended: June 30, 1999
        [ ] Transition Report on Form 10-K
        [ ] Transition Report on Form  20-F
        [ ] Transition Report  on Form  11-K
        [ ] Transition Report on Form 10-Q
        [ ] Transition Report on Form N-SAR
        For the Transition Period Ended:



Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.



If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



                         Part I - Registrant Information

Full Name of Registrant Affiliated Resources Corporation

Former Name if Applicable

3050 Post Oak  Boulevard,  Suite 1080
Address  of  Principal  Executive  Office
(Street and Number)

Houston, Texas 77056
City, State and Zip Code

                        Part II - Rules 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N- SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              Part III - Narrative

         State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     Management is still working on reconciling accounts for the quarter.

                           Part IV - Other Information

         (1) Name and telephone number of person to contract in regard to this notification.

         Peter C. Vanucci           713               355-8940
              (Name)            (Area Code)       (Telephone Number)


         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

         10QSB for March 31, 1999 has not been filed.          [ ] Yes   [X] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

         Loss will be substantially higher, but amount not yet known.
                                                               [X] Yes   [ ] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                        Affiliated Resources Corporation
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: August 13, 1999               By
                                        Peter C. Vanucci,
                                        Chairman and Chief Executive Officer

                                        2